MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition that are subject to risks and uncertainties. More recent risks and uncertainties include the ongoing effects of the business disruption related to the current COVID-19 pandemic on revenues, operating income, the ability to reopen locations, governmental regulations to limit the spread of COVID-19 such as social distancing and enhanced safety measures, times of operation and reaction should the virus rise again. All statements other than statements of historical fact included in this Annual Report on Form 10-K are forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business, our sales and the industry in which we operate and our management’s beliefs and assumptions. These statements are not guarantees of future performance or development and involve risks, uncertainties and other factors that are in some cases beyond our control. The forward-looking statements included in this Annual Report on Form 10-K are made as of the date hereof. We are under no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

COVID-19

The Company closed all bowling centers on March 18, 2020, as required by the orders from state and federal governments, in an effort to mitigate the spread of COVID-19. The majority of leagues chose to end their seasons early as it became clear that a return to bowling would not be quick. Our three Florida locations reopened in May 2020, which provided the Company some revenue in the fourth quarter of fiscal 2020 while all other centers remained closed. All of our Virginia centers reopened in early July, one Maryland location opened July 22 and the last closed center was allowed to reopen on August 31, 2020 with a maximum of 50 customers at one time. Almost all locations are currently required to operate at only 50% capacity. We have also implemented social distancing and enhanced cleaning procedures and all states in which we operate have mandated the wearing of masks in the centers except when eating or drinking. Our safety procedures are designed to keep employees and customers safe and have allowed us to offer league bowling. All center employees except the center manager were furloughed in March and the corporate staff was reduced to a minimum. Employees are returned to work as business requires. The Company maintained health insurance for all employees on the plan at the time of closure, paying the employee portion of premiums due for those furloughed.

Future developments in the continuously changing pandemic environment, whether new mandated closures or restrictions, a worsening of the global and local economy, high unemployment rates, reduced consumer discretionary spending and other factors can negatively affect our business, however it is difficult to determine with much accuracy what the longer term impact could be. Many customers have returned to our centers for open play bowling and our fall league bowling season has begun better than expected. We remain at a mandated 50% capacity, but we have been able to be creative in making maximum use of space while following requirements. However, revenues from parties and corporate events are currently non-existent.

The pandemic continues, with the length, severity and possible resurgence unknown. Management believes the effects of the pandemic will continue to have an adverse effect on our revenues, financial condition and operating results for fiscal 2021 and some time after.

OVERVIEW

The Company is in the entertainment business which, by its nature, has ups and downs based on consumer tastes and preferences. Generally, promotional and open play bowling, which depends on the public’s discretionary budget dollars and their choices, accounts for more than half of our business. While bowling has the advantage of being an entertainment that is close to home and relatively inexpensive, new forms of sports and entertainment are offered to the public continually creating challenges. Weather is also a factor, especially for casual bowlers. While extreme heat or rainy weather prompt people to look for indoor activities, heavy snow storms can keep customers from reaching the centers. Postponed league games are made up later in the season, but lost open play income is never recovered. The Company operates primarily in the Washington, DC area where its business is vulnerable to sequestration or other downsizing of the federal government. The Company operated 17 bowling centers, sixteen of which are owned by the Company, throughout fiscal 2020. In March 2019, the Company elected not to renew the lease on Bowl America Manassas, one of its two leased centers, due to poor performance. The center closed for business on July 28, 2019.

LIQUIDITY AND CAPITAL RESOURCES

    The Company views a strong financial position as a major benefit to shareholders and emphasizes payment of dividends as part of its financial plan. A portion of earnings has consistently been invested to create a reserve to protect the Company during downturns in business, to capitalize on opportunities for expansion and modernization, to provide a secure source of income and to provide a predictable return to its owners. For these reasons, the Company prefers a conservative approach to investing rather than taking greater risk for possible rapid growth. The Company balances market volatility by using both fixed income and equity investments in managing its reserve funds. Any equity security is subject to price fluctuation; however, the stocks held by the Company have relatively low volatility. The Company has long been invested in a Government National Mortgage Association (“GNMA”) fund and domestically domiciled stocks, primarily telecommunications stocks, with the perceived potential of appreciation. The Company considers that this diversity also provides a measure of safety of principal.

    With the exception of an additional 13,120 shares of Verizon, the shares of common stock in our portfolio have come from spin-offs, mergers and acquisitions of AT&T and United Telecommunications (now T-Mobile) purchased in 1979 and 1984 and from one insurance company acquired at no cost when that company demutualized. While not all shares in the portfolio are domestic American companies any longer, since the original purchases at an approximate cost of $630,000, we have received approximately $967,000 from mergers and sales, and over $5,500,000 in dividends, the majority of which are tax favored in the form of a partial exclusion from federal taxable income. These marketable securities are carried at their fair value on the last day of each reporting period. The fair value of the securities on June 28, 2020 was approximately $4,725,000 and the value of securities held at June 30, 2019 was approximately $5,100,000.

     The Company’s original investment in the Vanguard GNMA mutual fund began in 1988 with purchases of shares in the fund totaling approximately $1,400,000. The fund is carried at fair value on the last day of the reporting period. In August 2019, approximately $1,000,000 of this fund was redeemed to meet the August 2019 dividend payment. In May 2020, $500,000 was redeemed for funding for operating expenses and prize fund payments. At June 28, 2020 the fair value was approximately $491,000

     In March 2020 the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) which is administered by the Small Business Administration was signed into law. The CARES Act established a Paycheck Protection Program (“PPP”) under which qualified businesses could apply for a loan to help fund payroll, rent and related costs. The Company applied for a PPP loan and on June 1, 2020 received $1,500,000 under a loan agreement which calls for interest of 1%. The loan repayment, after a seven month deferral, begins January 1, 2021 and final payment is due June 1, 2022. All or a portion of payments of principal and interest may be forgiven if used for covered, documented payroll costs, rent and utilities. We anticipate applying for loan forgiveness in the second quarter of fiscal 2021. Any amount not forgiven will be due at maturity. Any expenses paid with the loan and forgiven will not be deductible for federal tax purposes.

Short-term investments including, Certificates of Deposits, US Treasury bills, and cash and cash equivalents totaled $1,793,000 at the end of fiscal 2020 and $703,000 at the end of fiscal 2019.

    The Company's position in all the above investments is a source of liquidity during downturns in business and in other times can serve as capital for expansion or other opportunities. Potential volatility in the trading prices of the marketable securities held by the Company could impact the Company’s opportunities for expansion. The Board of Directors reviews the portfolio regularly and any use of this reserve at its quarterly meetings. The Company believes that cash on hand and its position in the above securities as well as operating cash flows are currently sufficient to operate the business. However, in the event the COVID-19 pandemic causes future downturns in business or extends further into future periods, the Company may seek to obtain debt financing or sell one or more of its operating properties in order to generate operating funds.

Cash flow provided by operating activities for the year ended June 28, 2020, was $862,000. Proceeds from GNMA dividends totaling approximately $26,000 in fiscal year 2020 were used to purchase additional shares in the fund. Cash flow, cash on hand and the partial redemption of GNMA funds, mentioned above, were used to meet the $2,710,000 required to pay regular dividends during the fiscal year.

The Company paid cash dividends totaling approximately $2.7 million, or $.525 per share, to shareholders during the 2020 fiscal year. Dividends were suspended in March 2020 following the required shutdown of the Company’s bowling centers. The economic climate is part of the consideration at the Directors quarterly reviews of future estimates of cash flows. The Board of Directors decides the amount and timing of any dividend at its quarterly meeting based on its appraisal of the state of the business and estimate of opportunities at such time.

Building, entertainment and restaurant equipment purchases during fiscal year 2020 used approximately $500,000.

RESULTS OF OPERATIONS

Fiscal year 2020 and 2019 each consisted of 52 weeks. However, all of our locations were closed on March 18, 2020, during our busy winter league season, by government order resulting from the COVID-19 pandemic. Our three Florida locations were reopened in late May but were restricted to 50% capacity at any time. No other centers reopened in the fourth quarter of fiscal 2020. Accordingly, all comparisons in this discussion and throughout the report are significantly impacted by such closures. During the closure, with the exception of a manager at each location, all center personnel were furloughed and corporate office staff was severely reduced. Many maintenance and service contracts were suspended.

    The following table sets forth the items in our consolidated summary of operations for the fiscal fourth quarters ended June 28, 2020 and June 30, 2019, respectively, and the dollar and percentage changes therein.

	Thirteen weeks ended June 28, 2020 and June 30, 2019

	Dollars in thousands
	2020	2019	Change	% Change
Operating Revenues:
Bowling and other	$161	$3,640	$(3,479)	(95.6)%
Food, beverage & merchandise sales	71	1,567	(1,496)	(95.5)
	232	5,207	(4,975)	(95.5)
Operating Expenses:
Compensation & benefits	643	2,728	(2,085)	(76.4)
Cost of bowling & other	631	1,457	(826)	(56.7)
Cost of food, beverage & merchandise sales	32	479	(447)	(93.3)
Depreciation & amortization	242	264	(22)	(8.3)
General & administrative	167	284	(117)	(41.2)
	1,715	5,212	(3,497)	(67.1)
Loss on disposal of assets	(17)	(1)	(16)	(1600.0)
Operating income (loss)	(1,500)	(6)	(1,494)	(24900.0)
Interest, dividend and other income	130	107	23	21.5
Change in value of marketable investment securities	44	157	(113)	(72.0)
Earnings (loss) before taxes	(1,326)	258	(1,584)	(614.0)
Income taxes	(409)	12	(421)	(3508.3)
Net Earnings (Loss)	$(917)	$246	$(1,163)	(472.8)

The following table sets forth the items in our consolidated summary of operations for the 52 week fiscal years ended June 28, 2020 and June 30, 2019, respectively, and the dollar and percentage changes therein.

	Fifty-two weeks ended June 28, 2020 and June 30, 2019

	Dollars in thousands
	2020	2019	Change	% Change
Operating Revenues:
Bowling and other	$12,537	$17,141	$(4,604)	(26.9)%
Food, beverage & merchandise sales	5,244	7,278	(2,034)	(27.9)
	17,781	24,419	(6,638)	(27.2)
Operating Expenses:
Compensation & benefits	8,750	11,074	(2,324)	(21.0)
Cost of bowling & other	5,109	6,084	(975)	(16.0)
Cost of food, beverage & merchandise sales	1,569	2,114	(545)	(25.8)
Depreciation & amortization	957	983	(26)	(2.6)
General & administrative	1,051	948	103	10.9
	17,436	21,203	(3,767)	(17.8)
Loss on disposal of assets	(17)	(1)	(16)	(1600.0)
Operating income	328	3,215	(2,887)	(89.8)
Interest, dividend and other income	443	404	39	9.6
Change in value of marketable investment securities	(367)	331	(698)	(210.9)
Earnings before taxes	404	3,950	(3,546)	(89.8)
Income taxes	1	901	(900)	(99.9)
Net Earnings	$403	$3,049	$(2,646)	(86.8)

The net loss for the thirteen week period ended June 28, 2020 was $916,302 or $.18 per share. Net earnings for the fifty-two week period ended June 28, 2020 were $403,192 or $.08 per share. Net earnings were $245,106 or $.05 per share for the thirteen week period and $3,049,172 or $.59 per share for the fifty-two week period ended June 30, 2019. The change in net earnings from fiscal 2020 to fiscal 2019 was a direct result of reduced operating revenues caused by the closures.

Operating Revenues

Total operating revenue decreased 27.2%, or $6,638,000 to $17.8 million in fiscal 2020 compared to a decrease of 1.4%, or $352,000, to $24.4 million in fiscal 2019. Bowling and other revenue decreased $4,604,000 in fiscal 2020 versus a decrease of $345,000 in fiscal 2019. Food, beverage and merchandise sales decreased $2,034,000 and decreased $7,000 in fiscal 2020 and fiscal 2019, respectively.

Operating Expenses

    As discussed in more detail below, total operating expenses decreased 17.8%, or $3,767,000 in fiscal year 2020 versus an increase of 2.2%, or $451,000 in fiscal 2019. Costs for employee compensation and benefits decreased $2,324,000 or 21.0% in fiscal 2020 and in fiscal 2019 costs increased 1.7% or $183,000 in part due to increased overtime during the tight labor market. Group health insurance costs increased in part because the Company paid the employee portion of premiums while employees were furloughed due to the required shutdown. This category includes contributions to our two benefit plans, both of which are defined contribution plans. The contributions can only be made from profits and there is no additional obligation beyond the current year contribution.

   Cost of bowling and other services decreased $975,000 or 16.0% in the year ended June 28, 2020 and increased $194,000 or 3.3% in the prior fiscal year. Maintenance expense decreased $279,000 or 28.8% in fiscal 2020 versus an increase of $86,000 or 9.7% in fiscal 2019 primarily due to a major plumbing repair at one location. Both years included roof repairs and changeover to LED lights in parking lots. Utility costs declined 15.3% in the current year and declined 2.4% in the prior year. Supplies expense decreased 21.0% in fiscal 2020 versus an increase of 1.0% in fiscal 2019.

Advertising costs declined $74,000 or 20.4% in fiscal year 2020 versus an increase of $51,000 or 16.3% primarily due to increased social network use in the prior year.

Cost of food, beverage and merchandise sales decreased $545,000 or 25.8% in fiscal 2020.

Depreciation expense decreased approximately $26,000 or 2.6% in fiscal 2020, a combination of large items reaching full depreciation and the closing of Bowl America Manassas, versus an increase of approximately $37,000 or 3.9% in the prior year.

    Operating income decreased 89.8% or $2,887,000 to $328,000 in fiscal year 2020 from $3.2 million in fiscal 2019.

Interest, Dividend and Other Income

Interest, dividend and other income increased $39,000 or 9.6% in fiscal 2020 and increased $17,000 or 4.4% in the prior year. In fiscal 2020 interest was down, however payment for a right of way and rental of parking spaces offset the decline.

Change in the value of investments

    Financial Accounting Standards Board (FASB) guidance requires the recognition of changes in the fair value of equity securities in current income. The change in the fair value of the GNMA fund and equity securities at June 28, 2020 was a decline of $367,000 from June 30, 2019.

Income taxes

    Earnings before taxes in fiscal 2020 were $404,020 of which approximately $261,000 was from dividends received. The combination of the 50% dividends received deduction and tax deferrals on property and equipment reduced the effective tax rate for fiscal 2020 to 0.24%. Taxes for fiscal 2019 reflect an effective tax rate of approximately 22.7%.

Net Earnings

    Net earnings from continuing operations in fiscal 2020 were $403,000, or $.08 per share, compared to $3.0 million, or $.59 per share in fiscal 2019.

CRITICAL ACCOUNTING POLICIES

    We have identified accounting for marketable investment securities as a critical accounting policy due to the significance of the amounts included in our balance sheet under the captions of Short term investments and Marketable investment securities. The Company exercises judgment in determining their fair value. The Company records these investments at their fair value with the unrealized gain or loss recorded in income or loss in the current period.

    We have identified accounting for the impairment of long-lived assets as a critical accounting policy due to the significance of the amounts included in our balance sheet under the caption of Land, Buildings and Equipment. The Company reviews long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. In making such evaluations, the Company compares the expected future cash flows to the carrying amount of the assets. An impairment loss equal to the difference between the assets' fair value and carrying value is recognized when the estimated future cash flows are less than the carrying amount. There were no impairment losses recorded in fiscal 2020 or 2019.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED SUMMARY OF OPERATIONS

Selected Financial Data

	For the Years Ended
	June 28,	June 30,	July 1,	July 2,	July 3,
	2020	2019	2018	2017	2016
Operating revenues	$17,780,942	$24,418,626	24,770,884	$23,932,504	$24,097,862
Operating expenses	17,436,237	21,202,166	20,751,639	20,670,929	21,226,560
(Loss) gain on disposal of land, building and Equipment	(16,661)	(1,359)	(3,306)	77,972	(10,035)
Interest, dividend and other income	443,442	403,534	387,531	412,299	449,998
Change in value of investments	(367,466)	331,149	-	-	-
Interest expense	-	-	-	6,296	-
Earnings from continuing operations before provision for income taxes	404,020	3,949,784	4,403,470	3,745,550	3,311,265
Provision for income taxes	828	900,612	617,485	1,294,440	1,160,240
Net Earnings	$403,192	$3,049,172	3,785,985	$2,451,110	$2,151,025

Weighted average shares outstanding- Basic & Diluted	5,160,971	5,160,971	5,160,971	5,160,971	5,160,971

Earnings per share-Basic & diluted	$.08	$.59	.73	$.48	$.42
Net earnings per share-Basic & diluted	$.08	$.59	.73	$.48	$.42

Net cash provided by operating activities	$861,946	$3,461,987	3,999,109	$3,128,551	$3,441,813

Cash dividends paid	$2,709,511	$3,586,876	$3,509,460	$3,509,460	$3,509,460
Cash dividends paid Per share - Class A	$0.525	$0.695	$0.68	$0.68	$0.68
- Class B	$0.525	$0.695	$0.68	$0.68	$0.68

Total assets	$28,613,309	$28,388,951	$28,909,126	$29,618,151	$31,851,135

Stockholders' equity	$22,517,017	$23,920,166	$24,483,675	$24,586,393	$26,149,342

Net book value per share	$4.36	$4.63	$4.74	$4.76	$5.07

Net earnings as a % of beginning stockholders' equity	1.7%	12.5%	15.4%	9.4%	8.0%

Lanes in operation	682	726	726	726	726
Centers in operation	17	18	18	18	18

Market Information

         The principal market on which the Company's Class A Common Stock is traded is the NYSE American. The Company's Class B Common Stock is not listed on any exchange and is not publicly traded. Each share of Class B Common Stock can be converted into one share of Class A Common Stock at any time.

 Holders

       As of July 1, 2020, the approximate number of holders of record of the Company's Class A Common Stock was 262 and of the Company's Class B Common Stock was 17.

 Cash Dividends

         The table below presents the quarterly cash dividends per share of Class A Common Stock and Class B Common Stock paid, and the quarter in which the payment was made during fiscal 2020 and 2019.

Class A and Class B Common Stock
Quarter	2020	2019

First	17.5 cents	17 cents
Second	17.5 cents	17.5 cents
Third	17.5 cents	17.5 cents
Fourth	- cents	17.5 cents

         The Board of Directors decides the amount and timing of any dividend at its quarterly meetings based on its appraisal of the state of the business, the economic climate and estimate of future opportunities at such time. The Company suspended its quarterly dividend in light of the center closures and capacity limits as a result of the COVID-19 pandemic. There is no assurance that the Company will recommence paying dividends in the future.

1395 Piccard Drive, Suite 240 Rockville, Maryland 20850 Phone 301.337.3305

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Bowl America Incorporated

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Bowl America Incorporated and Subsidiaries (the Company) as of June 28, 2020 and June 30, 2019, and the related Consolidated Statements of Earnings and Comprehensive Earnings, Stockholders’ Equity and Cash Flows for the years ended June 28, 2020 and June 30, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 28, 2020 and June 30, 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended June 28, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2014.

/s/ MN Blum LLC

MN Blum, LLC

Rockville, Maryland

September 24, 2020

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of
	June 28,	June 30,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$1,659,264	$269,844
Short-term investments (Note 3)	134,202	433,249
Marketable investment securities (Note 3)	5,216,218	7,029,916
Inventories	486,105	518,121
Prepaid expenses and other	523,662	740,476
Income taxes refundable	766,244	441,402
TOTAL CURRENT ASSETS	8,785,695	9,433,008
LAND, BUILDINGS & EQUIPMENT, net (Note 4)	17,667,517	18,141,526
OTHER ASSETS:
Right to use asset	1,812,937	-
Cash surrender value-life insurance	282,895	747,102
Other	64,265	67,315
TOTAL OTHER ASSETS	2,160,097	814,417
TOTAL ASSETS	$28,613,309	$28,388,951

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$269,373	$820,491
Accrued expenses	932,528	1,032,823
Dividends payable	-	903,170
Other current liabilities	395,629	308,794
TOTAL CURRENT LIABILITIES	1,597,530	3,065,278
LEASE LIABILITY	1,672,371	-
NOTE PAYABLE PPP LOAN (Note 5)	1,500,000	-
DEFERRED INCOME TAXES (Note 8)	1,326,391	1,403,507
TOTAL LIABILITIES	6,096,292	4,468,785

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY (Note 9)
Preferred stock, par value $10 a share: Authorized and unissued, 2,000,000 shares	-	-
Common stock, par value $.10 a share: Authorized, 10,000,000 shares
Class A issued and outstanding 3,746,454	374,645	374,645
Class B issued and outstanding 1,414,517	141,452	141,452
Additional paid-in capital	7,854,108	7,854,108
Accumulated other comprehensive earnings-
Unrealized gain on available-for-sale securities, net of tax	-	-
Retained earnings	14,146,812	15,549,961
TOTAL STOCKHOLDERS' EQUITY	22,517,017	23,920,166

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,613,309	$28,388,951

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

 BOWL AMERICA INCORPORATED AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF EARNINGS

	For the Years Ended
	June 28,	June 30,
	2020	2019
Operating Revenues:
Bowling and other	$12,536,616	$17,140,472
Food, beverage and merchandise sales	5,244,326	7,278,154
Total Operating Revenue	17,780,942	24,418,626

Operating Expenses:
Employee compensation and benefits	8,749,681	11,073,710
Cost of bowling and other services	5,108,569	6,084,067
Cost of food, beverage and merchandise sales	1,569,304	2,113,517
Depreciation and amortization	957,138	982,760
General and administrative	1,051,545	948,112
Total Operating Expense	17,436,237	21,202,166
Loss on disposal of land, buildings and equipment	(16,661)	(1,359)
Operating Income	328,044	3,215,101
Interest, dividend and other income	443,442	403,534
Change in value of investments	(367,466)	331,149
Earnings before provision for income taxes	404,020	3,949,784
Provision for income taxes (Note 8)
Current	77,944	808,802
Deferred	(77,116)	91,810
Total Provision for Income Taxes	828	900,612

Net Earnings	$403,192	$3,049,172

Earnings per share-basic & diluted	$.08	$.59

Weighted average shares outstanding	5,160,971	5,160,971

Dividends paid	$2,709,511	$3,586,876

Per share, dividends paid, Class A	$0.525	$0.695

Per share, dividends paid, Class B	$0.525	$0.695

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	COMMON STOCK					Accumulated
	Class A Shares	Class A Amount	Class B Shares	Class B Amount	Additional Paid-In Capital	Other Comprehensive Earnings	Retained Earnings
Balance, July 1, 2018	3,746,454	$374,645	1,414,517	$141,452	$7,854,108	$2,102,745	$14,010,725
Cash dividends paid	-	-	-	-	-	-	(2,709,511)
Accrued dividends declared June 18, 2019 payable August 21, 2019	-	-	-	-	-	-	(903,170)
Reclassification of unrealized gain on available-for-sale securities from other comprehensive income to retained earnings	-	-	-	-	-	-	-
						(2,102,745)	2,102,745
Net earnings for the year	-	-	-	-	-	-	3,049,172
Balance, June 30, 2019	3,746,454	$374,645	1,414,517	$141,452	$7,854,108	$-	$15,549,961
Cash dividends paid	-	-	-	-	-	-	(1,806,341)
Net earnings for the year	-	-	-	-	-	-	403,192
Balance, June 28, 2020	3,746,454	$374,645	1,414,517	$141,452	$7,854,108	$-	$14,146,812

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	June 28,	June 30,
	2020	2019
Cash Flows From Operating Activities
Net earnings	$403,192	$3,049,172
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	957,138	982,760
Amortization of right to use asset	164,586	-
(Decrease) increase in deferred income tax	(77,116)	91,810
Unrealized loss (gain) on marketable investment securities	367,466	(331,149)
Loss on disposition of assets-net	16,661	1,359
Gain on sale of securities	(27,289)	-
Changes in assets and liabilities
Decrease (increase) in inventories	32,015	(27,665)
Decrease in prepaid and other	219,864	19,085
Increase in income taxes refundable	(324,842)	(249,104)
(Decrease) increase in accounts payable	(551,117)	14,004
Decrease in accrued expenses	(100,295)	(74,403)
(Decrease) increase in other current liabilities	(65,658)	3,558
Decrease in lease liability	(152,659)	-
Decrease in long-term deferred compensation	-	(17,440)

Net cash provided by operating activities	861,946	3,461,987

Cash Flows From Investing Activities
Expenditures for land, building and equipment	(499,790)	(426,994)
Net sales and maturities (purchases) of short-term investments	299,047	(100,220)
Purchases of marketable securities	(26,479)	(57,117)
Proceeds from sale of marketable securities	1,500,000	-
Decrease (increase) in cash surrender value	464,207	(29,369)

Net cash provided by (used in) investing activities	1,736,985	(613,700)

Cash Flows From Financing Activities
Proceeds from note payable – PPP loan	1,500,000	-
Payment of cash dividends	(2,709,511)	(3,586,876)

Net cash used in financing activities	(1,209,511)	(3,586,876)

Net Change in Cash and Equivalents	1,389,420	(738,589)

Cash and Equivalents, Beginning of period	269,844	1,008,433

Cash and Equivalents, End of period	$1,659,264	$269,844

Supplemental Disclosures of Cash Flow Information
Cash Paid During the Period for:
Income taxes	$401,200	$1,050,000

The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

BOWL AMERICA INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

    Bowl America Incorporated was engaged in the operation of 17 bowling centers, with food and beverage service in each center. Nine centers are located in metropolitan Washington D.C., one center in metropolitan Baltimore, Maryland, four centers in metropolitan Richmond, Virginia, and three centers in metropolitan Jacksonville, Florida. These 17 centers contain a total of 682 lanes. The Company operates in one segment.

Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiary corporations. All significant inter-company items have been eliminated in the consolidated financial statements.

Fiscal Year

    The Company's fiscal year ends on the Sunday nearest to June 30. Fiscal year 2020 ended June 28, 2020, and fiscal year 2019 ended June 30, 2019. Fiscal years 2020 and 2019 each consisted of 52 weeks.

Subsequent Events

    The Company has evaluated subsequent events through the date of filing these financial statements with the Securities and Exchange Commission on September 24, 2020.

Estimates

    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Significant estimates include depreciation expense, cash surrender value of officers' life insurance, the Federal and State income taxes (current and deferred), and market assumptions used in estimating the fair value of certain assets such as marketable securities and long-lived assets.

Revenue Recognition Policy

    The Company’s performance obligations are generally limited to providing bowling services and food and beverage products at its centers. The obligations are generally incurred and satisfied in the same business day with payment received at the time the obligation is satisfied. Revenue is recognized at the time the performance obligation is satisfied, which generally occurs when the customer pays for games already bowled or receives their food or beverage order.

    Merchandise sales are recorded as revenue when the merchandise is provided to the customer which generally is also the time payment is received. Merchandise can be returned 30 days from purchase for a full refund. Historically, merchandise returns have been minimal.

    The Company does occasionally incur contractual obligations for group events that may either be prepaid or billed following the event as well as obligations for gift cards. Any prepayments for bowling events and for the sale of gift cards are recorded as deferred revenue. Revenue from gift cards are recognized as the gift card holder purchases services and expends the prepayment amount on the card. The gift cards have no expiration date. Any events that are billed subsequent to occurrence are recognized as revenue when the event has completed. The Company has $14,877 of billed and uncollected receivables related to events that have occurred which are included in Prepaid expenses and other on the accompanying consolidated balance sheet. Prepaid gift cards and prepaid events totaled $163,348 and are included in accrued expenses on the accompanying consolidated balance sheet.

Depreciation and Amortization

    Depreciation and amortization for financial statement purposes are calculated by use of the straight-line method. Amortization of leasehold improvements is calculated over the estimated useful life of the asset or term of the lease, whichever is shorter. The categories of property, plant, and equipment and the ranges of estimated useful lives on which depreciation and amortization rates are based are as follows:

Bowling lanes and equipment	3-10 years
Building and building improvements	10-39 years
Leasehold improvements	5-15 years
Amusement games	3-5 years

    Maintenance and repairs and minor replacements are charged to expense when incurred. Major replacements and betterments are capitalized. The accounts are adjusted for the sale or other disposition of property, and the resulting gain or loss is credited or charged to income.

Impairment of Long-Lived Assets

    The Company reviews long-lived assets whenever events or changes indicate that the carrying amount of an asset may not be recoverable. In making such evaluations, the Company compares the expected future cash flows to the carrying amount of the assets. An impairment loss, equal to the difference between the assets' fair value and carrying value, is recognized when the estimated undiscounted future cash flows are less than the carrying amount.

Dividends

    It is the Company's policy to accrue a dividend liability at the time the dividends are declared.

Advertising Expense

    It is the Company's policy to expense advertising expenditures as they are incurred. The Company's advertising expenses for the years ending June 28, 2020, and June 30, 2019, were $288,021 and $361,744, respectively.

Inventories

    Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories consist of resale merchandise including food and beverage and bowling supplies.

Income Taxes

    Deferred income tax liabilities and assets are based on the differences between the financial statement and tax bases of assets and liabilities, using tax rates currently in effect. A valuation allowance is provided when it is more likely than not that a deferred tax asset will not be realized.

Investment Securities

    All of the Company's readily marketable debt and equity securities are classified as trading. Accordingly, these securities are recorded at fair value with any unrealized gains and losses reported in earnings. Realized gains or losses on the sale of debt and equity securities are reported in earnings and determined using the adjusted cost of the specific security sold.

Earnings Per Share

    Earnings per share basic and diluted, have been calculated using the weighted average number of shares of Class A and Class B common stock outstanding of 5,160,971, for both fiscal years 2020 and 2019.

Cash and Cash Equivalents

    For purposes of the consolidated statements of cash flows, the Company considers money market funds and certificates of deposits, with original maturities of three months or less to be cash equivalents. The Company maintains cash accounts which may exceed federally insured limits during the year, but does not believe that this results in any significant credit risk.

Other Current Liabilities

    Other current liabilities include prize fund monies held by the Company for bowling leagues. The funds are returned to the leagues at the end of the league bowling season. At June 28, 2020 and June 30, 2019 other current liabilities included $243,500 and $300,920, respectively, in prize fund monies.

Reclassifications

    Certain previous year amounts have been reclassified to conform with the current year presentation.

Accounting Standards

    In January 2016, the Financial Accounting Standards Board (FASB) issued guidance on equity securities that requires entities to recognize changes in unrealized gains and losses on equity securities in income in the current period unless the entity is recording the related investment under the equity method or consolidating the related entity. The Company adopted this standard effective July 2, 2018. The result was the reclassification of $2,102,745 (after adoption of ASU 2018-02) from accumulated other comprehensive income to retained earnings. The Company also reclassified all of its marketable equity securities as current assets on consolidated balance sheet.

    The following table summarizes the impact of the adoption on accumulated other comprehensive earnings and retained earnings:

Amount
Accumulated other comprehensive earnings, 7/2/2018	$2,102,745
Reclassification to retained earnings of cumulative effect adjustment to initially apply new accounting guidance for equity investments which were previously classified as available-for-sale, net of tax $1,394,695	(2,102,745)
Accumulated other comprehensive earnings as adjusted, 7/2/2018	-

Retained earnings, 7/2/2018	14,010,725
Reclassification from accumulated other comprehensive income of cumulative effect adjustment to initially apply new accounting guidance for equity investments which were previously classified as available-for-sale, net of tax, $1,394,695	2,102,745
Retained earnings as adjusted, 7/2/2018	$16,113,470

    In February 2016, the FASB issued guidance on leases which requires entities to recognize right-of-use assets and lease liabilities on the balance sheet for the rights and obligations created by all leases, including operating leases, with terms of more than 12 months. The new guidance also requires additional disclosures on the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative information. This amendment is effective for the Company’s fiscal year ended June 2020. The adoption of this guidance resulted in a right to use asset of $1,977,523 and a corresponding lease liability for the same amount being recorded on July 1, 2019. The adoption was done on a modified retrospective basis with no adjustments made to periods prior to July 1, 2019.

    In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which creates a single, comprehensive revenue recognition model for all contracts with customers. Under this ASU and subsequently issued amendments, an entity should recognize revenue to reflect the transfer of promised goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods and services. ASU 2014-9 may be adopted either retrospectively or on a modified retrospective basis. The standard is effective for interim and annual reporting periods beginning after December 15, 2017. The FASB permits early adoption of the standard, but not before the original effective date of December 15, 2016. The Company adopted the standard for its 2019 fiscal year. The impact of adopting the standard was not material.

    In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. As part of the FASB's disclosure framework project, it has eliminated, amended and added disclosure requirements for fair value measurements. Entities will no longer be required to disclose the amount of, and reasons for, transfers between Level 1 and Level 2 of the fair value hierarchy, the policy of timing of transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted as of the beginning of any interim or annual reporting period.  The Company adopted the standard for its March 2020 fiscal quarter. The impact of adopting the standard was not material.

2. CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consisted of the following:

	June 28, 2020	June 30, 2019

Demand deposits and cash on hand	$283,777	$187,673
Money market funds	1,375,487	82,171
Cash and Cash Equivalents	$1,659,264	$269,844

    The account balances at times exceed federally insured limits. The Company does not believe this poses any significant risk.

3. INVESTMENTS

     The Company’s investments are categorized as trading. The cost for marketable securities cost was determined using the specific identification method. The fair values of marketable investment securities are based on the quoted market price for those securities. Short-term investments consist of certificates of deposits and U.S. Treasury bills with maturities of generally three months to one year. The fair value of the short-term investments at June 28, 2020 was $134,202 and at June 30, 2019, was $433,249. Equity securities consist primarily of telecommunications stocks and a mutual fund that invests in federal agency mortgage backed securities (Ginnie Mae). At June 28, 2020 and June 30, 2019, unrealized gains and losses are reported as income in the current period.

     As of June 28, 2020, $15,569 in gross unrealized gains were from its investments in federal agency mortgage backed securities owned through a mutual fund which had a fair value of $490,748. As of June 30, 2019, the Company had $8,162 of gross unrealized gains from the same fund which had a fair value of $1,929,575. In August 2019 the Company redeemed $1,000,000 of this fund to meet the August 2019 dividend payment and in May 2020 $500,000 was redeemed to meet operating expenses and prize fund payouts after the March 2020 COVID-19 required our bowling centers to shutdown.

     The Company’s investments were as follows:

	Original Cost	Unrealized Gain	Unrealized Loss	Fair Value
June 28, 2020
Equity securities	$1,279,914	$3,472,568	$(27,012)	$4,725,470

Mutual fund	475,179	15,569	-	490,748

Certificates of deposits & Treasury bills	134,202	-	-	134,202

June 30, 2019
Equity securities	$1,279,914	$3,837,143	$(16,716)	$5,100,341

Mutual fund	1,921,413	8,162	-	1,929,575

Certificates of deposits	433,249	-	-	433,249

     During fiscal 2020 and fiscal 2019, the Company had certain equity securities with cumulative unrealized losses of $27,012 and $16,716 respectively.

	Less than 12 months		12 Months or greater		Total
June 28, 2020	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
Equity securities	$-	$-	$41,949	$(27,012)	$41,949	$(27,012)

	Less than 12 months		12 Months or greater		Total
June 30, 2019	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
Equity securities	$51,720	$(6,523)	$525	$(10,193)	$52,245	$(16,716)

    The equity securities portfolio includes the following stocks:

AT&T shares	82,112
Manulife shares	2,520
NCR shares	774
Teradata shares	774
Vodafone shares	6,471
CenturyLink shares	4,398
Frontier Communications shares	300
T-Mobile shares	4,102
Verizon shares	31,904
Windstream shares	135
Uniti shares	815

         On April 1, 2020 T-Mobile and Sprint merged. Each Sprint share was converted to 0.10256 shares of T-Mobile.

    In February 2019 Windstream voluntarily filed for Chapter 11 bankruptcy to restructure. The company is continuing to operate during this process.

    As stated in Note 1, the Company records its readily marketable debt and equity securities at fair value. These assets are valued in accordance with a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

    A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

    The fair value of these assets as of June 28, 2020 is as follows:

Description	Quoted Price for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Unrealized gains/(losses) for the Year Ended June 28, 2020	Cumulative Unrealized gains/(losses) as of June 28, 2020

Equity securities	$4,725,470	$-	$-	$(374,871)	$3,445,556

Mutual fund	490,748	-	-	7,405	15,569

Certificates of deposits	-	134,202	-	-	-

TOTAL	$5,216,218	$134,202	-	$(367,466)	$3,461,125

    The fair value of these assets as of June 30, 2019 was as follows:

Description	Quoted Price for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Unrealized gains/(losses) for the Year Ended June 30, 2019	Cumulative Unrealized gains/(losses) as of June 30, 2019

Equity securities	$5,100,341	$-	$-	$283,537	$3,820,427

Mutual fund	1,929,575	-	-	47,612	8,162

Certificates of deposits	-	433,249	-	-	-

TOTAL	$7,029,916	$433,249	-	$331,149	$3,828,589

    The fair value of certificates of deposits is estimated using net present value techniques and comparing the values to certificates with similar terms.

4. LAND, BUILDINGS, AND EQUIPMENT

    Land, buildings, and equipment, at cost, consisted of the following:

	June 28, 2020	June 30, 2019
Buildings	$18,666,152	$18,666,152
Leasehold and building improvements	8,085,342	8,241,896
Bowling lanes and equipment	21,381,691	22,369,204
Land	10,510,308	10,510,308
Amusement games	16,078	16,078
Bowling lanes and equipment not yet in use	47,393	44,296
Total Land, Buildings, and Equipment	58,706,964	59,847,934
Less accumulated depreciation and amortization	41,039,447	41,706,408
Land, Buildings, and Equipment, net	$17,667,517	$18,141,526

    Depreciation and amortization expense for buildings and equipment for fiscal years 2020 and 2019 was $957,138, and $982,760, respectively. The Company includes construction in progress costs in the bowling lanes and equipment not yet in use category until completion of the project. Bowling lanes and equipment not yet in use are not depreciated.

5. NOTE PAYABLE – PPP LOAN

          In March 2020 the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) which is administered by the Small Business Administration was signed into law. The CARES Act established a Paycheck Protection Program (“PPP”) under which qualified businesses could apply for a loan to help fund payroll, rent and related costs. The Company applied for a PPP loan and on June 1, 2020 received $1,500,000 under a loan agreement which calls for interest of 1%. The loan repayment, after a seven month deferral, begins January 1, 2021, based on a level amortization of principal over a two year period and final payment equal to the unpaid principal plus unpaid accrued interest and any other amount owed, is due June 1, 2022. Future payments due prior to any forgiveness are $1,500,000. All or a portion of payments of principal and interest may be forgiven if used for covered, documented payroll costs, rent and utilities. We anticipate applying for loan forgiveness in the second quarter of fiscal 2021. Any amount not forgiven will be due at maturity. Any expenses paid with the loan and forgiven will not be deductible for federal tax purposes.

6. COMMITMENTS AND CONTINGENCIES

Lease Commitments

     The Company and its subsidiaries are obligated under long-term real estate lease agreements for one bowling center. The lease is classified as an operating lease in accordance with ASU 2016-02.  For the fiscal year ended June 28, 2020, the Company recorded amortization of its right to use asset under the lease of $164,586 which is included as a component of rent expense.  The lease liability at June 28, 2020 was $1,824,864. The current portion of the lease liability of $152,493 is included in other current liabilities on the accompanying condensed consolidated balance sheet.  The lease provides for additional annual rents based on gross revenues and increases in real estate taxes and common facilities costs.

    At June 28, 2020, the minimum fixed rental commitments related to all non-cancelable leases, were as follows:

Year Ending
2021	$236,999
2022	236,999
2023	236,999
2024	236,999
2025	258,075
Thereafter	1,061,633
Total minimum lease payments	$2,267,704

  Net rent expense was as follows:

	For the Years Ended
	June 28, 2020	June 30, 2019

Minimum rent under operating leases	$270,343	$318,000
Excess percentage rents	-	-
Net rent expense	$270,343	$318,000

Purchase Commitments

    The Company's purchase commitments at June 28, 2020 are for materials, supplies, services and equipment as part of the normal course of business.

7. PROFIT-SHARING AND ESOP PLAN

    The Company has two defined contribution plans. The first is a profit-sharing plan which, generally, covers all employees who on the last day of the fiscal year or December 29 have been employed for one year with at least one thousand hours of service. The Plan provides for Company contributions as determined by the Board of Directors. For the years ended June 28, 2020 and June 30, 2019, contributions in the amounts of $20,000 and $96,000, respectively, were charged to operating expense.

    Effective March 31, 1987, the Company adopted an Employee Stock Ownership Plan (ESOP) which generally covers all individuals who were employed at the end of the fiscal year and had one thousand or more hours of service during that fiscal year. The ESOP plan provides for Company contributions as determined by the Board of Directors. The Company contributed $20,000 for fiscal year 2020 and $96,000 for fiscal year 2019. The Company has no defined benefit plan or other post retirement plan.

8. INCOME TAXES

    The Company is required to analyze all material positions it has taken or plans to take in all tax returns that have been filed or should have been filed with all taxing authorities for all years still subject to challenge by those taxing authorities. If the position taken is “more-likely-than-not” to be sustained by the taxing authority on its technical merits and if there is more than a 50% likelihood that the position would be sustained if challenged and considered by the highest court in the relevant jurisdiction, the tax consequences of that position should be reflected in the taxpayer’s financial statements.

    The Company had no material unrecognized tax positions at June 28, 2020 nor does it expect any significant change in that status during the next twelve months. No accrued interest or penalties on uncertain tax positions have been included on the consolidated statements of earnings and comprehensive earnings or the consolidated balance sheet. Should the Company adopt tax positions for which it would be appropriate to accrue interest and penalties, such costs would be reflected in the tax expense for the period in which such costs accrued. The Company is subject to U.S. Federal income tax and to several state jurisdictions. Returns filed for tax periods ending after July 3, 2016 are still open to examination by those relevant taxing authorities.

    The significant components of the Company's deferred tax assets and liabilities were as follows:

	June 28, 2020	June 30, 2019
Deferred tax assets:
Other	$11,281	$9,169
Total deferred tax assets	11,281	9,169
Deferred tax liabilities:
Land, buildings, and equipment	487,387	447,848
Unrealized gain on securities	850,285	964,828
Total deferred tax liabilities	1,337,672	1,412,676
Net deferred income taxes	$1,326,391	$1,403,507

   Income tax expense differs from the amounts computed by applying the U.S. Federal income tax rate to income before tax for the following reasons:

	For the Years Ended
	2020	2019
Taxes computed at statutory rate	21.0%	21.0%
State income taxes, net of Federal income tax benefit	3.5	3.8
Dividends received exclusion	(9.6)	(0.9)
Tip credit and other	(14.7)	(1.2)
Net effective rate	0.2%	22.7%

The Company’s income tax rate is significantly lower than statutory rates primarily due to the exclusion of 50% of dividend income from federal taxation as well as the federal tip credit offsetting income taxes owed by the Company.

9. STOCKHOLDERS' EQUITY

    The Class A shares have one vote per share. The Class B shares may vote ten votes per share and are convertible to Class A shares at the option of the stockholder.

    At June 28, 2020, and June 30, 2019, the Company had $34,799 in employee loans related to the issuance of shares, respectively. These loans are secured by the shares of the Company's common stock acquired and are full recourse notes. The notes bear interest at rates of 1.5% to 2.0% and are payable over a term of three years from the date of the agreements which range from 2018 to 2020. These employee loans have been recorded as a reduction of additional paid-in capital.